

July 1, 2010

Sent By U.S. Mail and Facsimile (727) 595-0975

Mr. J.R. Stirling
President
American First Financial, Inc.
12900 Vonn Road, Suite B102
Largo, Florida 33774

 Re: American First Financial, Inc.
　　　Amendment Number Two to Form 10 filed May 18, 2010
　　　Form 10-Q for the period ended December 31, 2009, filed February 10, 2010
　　　Amendment Number One to Form 10-Q for the period ended December 31, 2009, filed May 18, 2010
　　　<u>**File No. 000-53578**</u>

Dear Mr. Stirling:

　　Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and the Form 10-Q and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

　　We suggest that you consider filing substantive amendments to your Form 10 and your Form 10-Q to correct each of the deficiencies identified in our comment letter dated March 24, 2010. In addition to an updated response to that letter, please revise your document to address the following comments and provide a separate response letter keyed to these as well.

1. Please provide us with a detailed analysis of the legal and factual basis on which you sold shares of stock without registration.

2. We also noted a number of your responses where you agreed that your initial accounting for a transaction may not be in compliance with GAAP, however, instead of restating your financial statements as requested you responded that you may fix it in future filings or may perform an analysis of the accounting as part of your next annual audit. Please revise your historical financial statements to correct the accounting errors identified, and amend your Form 10 and subsequent

Exchange Act documents to present these restated financial statements. Alternatively, if you have determined that the errors were not material, provide us with your complete materiality analysis pursuant to ASC 250 10 S99 (SAB No. 99), and tell us whether your auditor concurs with your conclusion. Please provide the disclosures required by ASC 250 10 55 7-9 (SFAS 154, paragraphs 25-26).

3. We note your response to comment 23 of our letter dated March 24, 2010. As part of your response to correctly label your Financing activities cash flows section, you also incorrectly revised the titles in your Operating activities section to label them as Financing activities as well. Please revise your Statements of Cash Flows on pages 19 and 32 accordingly.

4. We note your response to comment 24 of our letter dated March 24, 2010 regarding the realized loss on equity securities. You added disclosure on page 27 that indicates that "The amounts have been segregated in the statement of equity, since the amounts do not represent earnings or losses from business operations." Please explain what you mean here. Confirm that the realized loss of $4,104,922 was included in your 2007 net loss and therefore is reflected in your Accumulated Deficit balance at March 31, 2007. It is unclear why you have left the amounts related to this realized loss in Accumulated Comprehensive Income. Please revise your historical financial statements accordingly.

You may contact Brittany A. Ebbertt at (202) 551-3572 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney